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May 12, 2022

VIA EDGAR

Ms. Kathleen Collins

Ms. Joyce Sweeney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cloopen Group Holding Limited
Response to the Staff’s Comment on Form 6-K Furnished May 3, 2022 File No. 001-40004

Dear Ms. Collins and Ms. Sweeney,

On behalf of our client, Cloopen Group Holding Limited, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated May 11, 2022 on the Company’s Form 6-K furnished May 3, 2022 (File No. 001-40004) (the “Form 6-K”). Concurrently with the submission of this letter, the Company is furnishing an amendment to the Form 6-K (the “Form 6-K/A”) via EDGAR to the Commission for review.

The Staff’s comment is repeated below in bold and is followed by the Company’s response.

1.

We note your disclosure that KPMG Huzahen LLP (“KPMG”) has resigned as the Company’s independent registered accounting firm and advised the Company that they identified irregularities related to certain customer transactions for prior years as well as misconduct of several employees, including fabricating certain documents. Your disclosure also states that the Company has not concluded on the potential implications on its consolidated financial statements of previous years. Please tell us whether KPMG provided any communication regarding the materiality of the irregularities to the prior period financial statements or for the ability of their audit reports on the prior period financial statements to be relied upon. To the extent KPMG provided any communications about the ability of their audit reports on prior period financial statements to be relied upon, please immediately amend the Form 6-K to update this.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊•桑西尼•古奇•罗沙迪律师事务所

austin        beijing        boston        brussels        hong kong        london        los angeles        new york        palo alto
san diego        san francisco        seattle        shanghai        washington, dc        wilmington, de

The Company respectfully advises the Staff that, prior to its resignation, KPMG advised the Company that its audit opinions on the consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020, and as of and for the nine-month period ended September 30, 2020 should not be relied upon. The Company further advises the Staff that it has furnished the Form 6-K/A via EDGAR to include such information.

***

If you have any questions regarding the Form 6-K/A, please contact the undersigned by telephone at +86 138-1077-6653 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang

Dan Ouyang

cc:

Changxun Sun, Chief Executive Officer, Cloopen Group Holding Limited

Yipeng Li, Chief Financial Officer, Cloopen Group Holding Limited